03011373

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41272

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH. D.C. 155 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cardinal Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Brickell Ave. Suite 1010
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hershel F. Smith 305-443-3888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dennis S. Benimoff
(Name – *if individual, state last, first, middle name*)

351 South Cypress Road #210	POmpano Beach	FL	33060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hershel F. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cardinal Capital Management, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman | CEO

Title

Notary Public

GRISSEL CARBONELL
Notary Public - State of Florida
My Commission Expires Mar 19, 2005
Commission # CC990753

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independant Auditors Report on Internal Accounting Control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARDINAL CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2002

CONTENTS

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
351 S. CYPRESS ROAD, SUITE 210
POMPANO BEACH, FL 33060
(954) 942-1120

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Cardinal Capital Management, Inc.
Miami, Florida

I have audited the accompanying statement of financial condition of Cardinal Capital Management, Inc.(the Company) as of December 31,2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cardinal Capital Management, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Dennis S. Benimoff, CPA
DENNIS S. BENIMOFF, CPA

Pompano Beach, Florida
February 25, 2003

CARDINAL CAPITAL MANAGEMENT, INC.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS	
Cash	$ 22,881
Restricted cash	97,448
Deposit from clearing broker	135,622
Certificates of Deposit	214,533
Receivable from clearing broker	177,272
Miscellaneous receivables	22,417
Securities at market value	70,420
Due from affiliate	14,492
Due from officers	65,964
Prepaid expenses	38,905
Property and equipment(net of accumulated depreciation of $189,614)	147,875
Security Deposits	56,408
TOTAL ASSETS	$ 1,064,237

LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accounts payable, accrued expenses, and other liabilities	$ 362,628
Commissions payable	91,093
TOTAL LIABILITIES	453,721
CONTINGENCIES (NOTE 9)	
STOCKHOLDERS' EQUITY:	
Common stock - $1.00 par value, 1,000 shares authorized, 135 shares issued and outstanding	135
Additional paid-in capital	3,555,899
Accumulated deficit	(2,945,518)
TOTAL STOCKHOLDERS' EQUITY	610,516
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,064,237

See accompanying notes and independent auditor's report

CARDINAL CAPITAL MANAGEMENT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commissions	$ 1,560,846
Financial Advisory Fees	256,665
Investment Banking	175,270
Interest	58,010
Trading income	(252,010)
Other revenue	72,245
	1,871,026
EXPENSES:	
Employee compensation and benefits	1,937,117
Clearing charges	267,981
Management fees	36,000
Professional Fees	161,895
Communications and data processing	287,462
Travel & entertainment	96,168
Rent	365,314
Insurance	74,559
Regulatory fees and expenses	75,639
Depreciation	38,110
Other operating expenses	323,311
	3,663,556
NET LOSS	$ (1,792,530)

See accompanying notes and independent auditor's report

CARDINAL CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31,2002

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT
Balance-January 1, 2002	135	$ 135	$ 1,916,979	$ (1,152,988)
Additional Capitalization			1,638,920	
Net Income (Loss) January 1, 2002 to December 31, 2002				(1,792,530)
Balance-December 31, 2002	135	$ 135	$ 3,555,899	$ (2,945,518)

See accompanying notes and independent auditor's report

CARDINAL CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,792,530)
Adjustments to reconcile net income to net cash provided (used) by operations:	
Depreciation	38,110
Decrease in deposit from clearing broker, net of effect of capital contribution	14,378
Increase in Certificates of Deposit	(214,533)
Increase in receivable from broker	(131,308)
Increase in miscellaneous receivables	(22,417)
Decrease in securities at market value, net of effect of capital contribution	473,010
Increase in due from affiliate	(13,492)
Increase in due from officers	(35,533)
Decrease in prepaid expenses	16,997
Increase in accounts payable, accrued expenses and other liabilities	252,990
Increase in commissions payable	55,094
Decrease in due to affiliate	(16,287)
Net cash used in operating activities	(1,375,521)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(6,553)
Decrease in security deposit	9,292
Net cash flows from investing activities	2,739
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	1,265,300
Net cash flows from financing activities	1,265,300
Net decrease in cash	(107,482)
CASH AT JANUARY 1, 2002	130,363
CASH AT DECEMBER 31, 2002	$ 22,881

See accompanying notes and independent auditor's report

CARDINAL CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid during the year for:	
Interest	$ 713

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

Capital contribution	$ 1,638,920
Marketable securities	(223,620)
Deposit from clearing broker	(150,000)
Cash capital contribution	$ 1,265,300

See accompanying notes and independent auditor's report

CARDINAL CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

There are no changes in liabilities subordinated to claims of general creditors since there was no subordinated debt at any time during the period.

See accompanying notes and independent auditor's report

CARDINAL CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 – BUSINESS AND ORGANIZATION

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of the Securities Dealers, Inc. The Company is a wholly owned subsidiary of Cardinal Capital Net., Inc (CCN).

The Company acts as an introducing broker through a clearing arrangement with a clearing broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits customer account activity statements to the Company's customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME

Securities transactions are recorded for financial statement purposes on a trade-date basis with related commission income and expenses recorded on a trade-date basis.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable when the asset and liabilities are recovered or settled.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Maintenance, repairs and minor improvements are charged to expense in the year incurred. Depreciation is computed by the modified accelerated cost recovery system. Assets are depreciated at the statutory rate provided.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

CARDINAL CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2002, the ratio of aggregate indebtedness to net capital was (1.91): 1 and net capital was ($ 237,837), which was below the minimum net capital requirement by ($ 287,837).

On January 13, 2003, the Company notified the Securities and Exchange Commission and the NASD Regulation, Inc. of its net capital deficiency at December 31, 2002. The net capital deficiency was subsequently cured and the Company was in compliance with regulatory net capital as of January 31, 2003. The Company achieved compliance with net capital requirements by capital infusions from the Parent consisting of $320,000 of cash.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2002 consisted of the following:

Furniture & fixtures	$ 92,592
Office equipment	225,869
Leasehold improvements	19,028
	337,489
Less accumulated depreciation	(189,614)
	$147,875

Depreciation expense for 2002 was $ 38,110.

NOTE 5- INCOME TAXES

A deferred tax asset in the amount of $ 908,000 has been recorded to recognize the benefits of tax loss carryforwards at December 31, 2002. The deferred tax asset is offset by a valuation allowance in the same amount as the Company believes it is more likely than not that future tax benefits will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased. The Company has net operating loss carryforwards of approximately $ 2,413,000 for income tax purposes, which expires in the years 2018 through 2022.

The tax provisions (benefits) differ from amounts that would be calculated by applying federal statutory rates to income (loss) before income taxes because the Company is subject to state income taxes.

CARDINAL CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 6 – LEASE COMMITMENTS

- The Company began occupying a new office suite on January 19, 2002 in Miami Florida, under a sublease. The Company is also obligated under a 5 year lease for a copier.

Total rent expense for 2002 was $ 365,314.

The Company's minimum annual lease payments are as follows:

YEAR ENDED	AMOUNT
December 31, 2003	$ 236,478
December 31, 2004	243,999
December 31, 2005	251,295
December 31, 2006	256,341
December 31, 2007	263,862
December 31, 2008	271,383
December 31, 2009	278,904
December 31, 2010	190,532
	$ 1,992,794

NOTE 7- RELATED PARTY TRANSACTIONS

Under an agreement between the Company and CCN, which expired in early 2002, the Company paid a management fee to CCN. For the year ended December 31, 2002, the total management fee paid to CCN was $ 36,000. The Company has a balance due from CCN in the amount of $ 14,492 at December 31, 2002. The Company files a consolidated income tax return with CCN. The officers of the Company are also the officers of the CCN and have a direct ownership interest in the CCN.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9- CONTINGENCIES

At December 31, 2002, various customers have instituted arbitration proceedings against the Company for alleged losses incurred in their brokerage accounts. These claims totaled approximately $67,000 at December 31, 2002. The Company is vigorously disputing all of these claims. The financial statements do not reflect an accrual for losses, if any, in these matters.

The Company is also involved in several court cases. In one case the plaintiff filed a lawsuit against The Company for $500,000 for intentional interference with a contractual relationship. In another court case the plaintiffs are seeking damages in the amount of approximately $26,000 for alleged losses in their brokerage account. Also in another court case the plaintiff is seeking $500,000 in damages for claims of conversion, breach of duty and unjust enrichment/ constructive trust/ equitable trust. In all these cases, the company is vigorously disputing the claims. The financial statements do not reflect an accrual for losses, if any, in these matters.

Also, a former employee of another Company whose assets were acquired by the parent and contributed to the Company is pursuing litigation against the Company before the NASD for allegedly unpaid commissions in excess of $ 50,000, damages and injunctive belief to prevent the Company from contacting his customers. The Company is vigorously disputing these actions. The financial statements do not reflect an accrual for losses, if any, in this matter.

The Company has a Securities Broker/Dealer's Professional Liability Insurance policy which will cover the above claims after a $50,000 deductible per claim.

SUPPLEMENTARY
INFORMATION

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
351 S. CYPRESS ROAD, SUITE 210
FT. LAUDERDALE, FL 33309
(954) 942-1120

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Cardinal Capital Management, Inc.
Miami, Florida

I have audited the accompanying financial statements of Cardinal Capital Management, Inc. as of and for the year ended December 31, 2002, and have issued my report thereon dated February 25, 2003. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 13, 14, 15,16 and 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dennis S. Benimoff, CPA
DENNIS S. BENIMOFF, CPA

Pompano Beach, Florida
February 25, 2003

CARDINAL CAPITAL MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31,2002

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$ 610,516
Deductions and/or charges:		
Non-allowable assets:		
Certificates of Deposit	$ 214,532	
Resticted cash	97,448	
Deposit from clearing broker	135,622	
Miscellaneous receivables	22,417	
Due from affiliate	14,492	
Due from officers	65,964	
Prepaid expenses	38,905	
Property and equipment	147,875	
Security deposits	56,408	
Non-marketable securities	50,100	843,763
Net capital before haircuts on securities positions		(233,247)
Haircuts on securities (computed where applicable, pursuant to rule 15c3-1(f)).		
Trading and investments securities – stocks, warrants, and bonds	3,048	
Undue concentrations	1,542	4,590
NET CAPITAL		(237,837)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required (greater of a or b)	$ 50,000
a. Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 30,249
b. Minimum dollar amount of net capital required	$ 50,000
Excess net capital	$ (287,837)

CARDINAL CAPITAL MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31,2002

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable, accrued expenses and other liabilities	$	362,628
Commissions payable		91,093
Total aggregate indebtedness	$	453,721
Ratio of aggregate indebtedness to net capital		(1.91)

CARDINAL CAPITAL MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31, 2002

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to the FOCUS Report, Part IIA, Form X – 17A5 (Allowable and Nonallowable Assets), as filed for the period ended December 31, 2002 are as follows:

	Unaudited	Adjustments	Audited
Allowable Assets	$ 220,474	$ -	$ 220,474
No adjustments		-	
	220,474	-	220,474
Nonallowable assets	1,005,085	-	843,763
Decrease in prepaid expense		(7,558)	
Decrease in miscellaneous receivables		(135,147)	
Decrease in deposit from clearing broker		(14,378)	
Decrease in due from officers		(4,239)	
Total Assets	1,005,085	(161,322)	843,763
	$ 1,225,559	$ (161,322)	$ 1,064,237

CARDINAL CAPITAL MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31,2002

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to the FOCUS Report, Part IIA, Form X-17A-5 (Aggregate indebtedness, other liabilities and stockholders' equity) as filed for the period ended December 31, 2002 are as follows:

	Unaudited	Adjustments	Audited
Aggregate indebtedness	$ 440,181	$ -	$ 453,721
Decrease in accruals and payables		13,540	
	440,181	13,540	453,721
Stockholders Equity	785,378	-	610,516
The effect of above adjustments on net income		(174,862)	
	785,378	(174,862)	610,516
Total	$ 1,225,559	$ (161,322)	$ 1,064,237

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Cardinal Capital Management, Inc. qualified for exemption under subparagraph (k) (2) (ii) of the Rule.

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
351 SOUTH CYPRESS ROAD, SUITE 210
POMPANO BEACH, FL 33060
(954) 942-1120

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Cardinal Capital Management, Inc.
Miami, Florida

In planning and performing my audit of the financial statements and supplemental schedules of Cardinal Capital Management, Inc. (the Company) for the year ended December 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Board of Directors
(Continued)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Dennis S. Benimoff, CPA

DENNIS S. BENIMOFF, CPA

Pompano Beach, Florida
February 25, 2002